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Steven R. Lacy Vice President Law & Human Resources and Secretary	Koppers Inc. 436 Seventh Ave. Pittsburgh, PA 15219 Tel 412 227 2889 Fax 412 227 2333 LacySR@koppers.com www.koppers.com

Exhibit 10.16

September 29, 2003

Mr. Mark R. McCormack

Dobroyd Lodge

Redbourne Mere

Kirton Lindsey

North Lincolnshire

United Kingdom

Re: Assignment Letter

Dear Mark:

Koppers Inc. (“Koppers”) is pleased to offer you a transfer to the United States as an International Service Assignee, as defined in the International Long-Term Assignment Policy of Koppers Australia (the “International Assignment Policy”).

1.    ASSIGNMENT POLICY

This Assignment Letter, the International Assignment Compensation Summary attached hereto as Exhibit “A” (the “Compensation Summary”) and the International Assignment Policy, a copy of which is attached hereto as Exhibit “B” (collectively, this “Agreement”) set forth the terms and conditions of your proposed assignment to Koppers as Vice President and General Manager Global Marketing, Sales and Development. To the extent the terms and conditions set forth in paragraphs 1-16 of this letter and/or the Compensation Summary are different from the terms set forth in the International Assignment Policy and your existing UK assignment letter dated October 2000, the terms of employment set forth in paragraphs 1-16 of this Assignment Letter and/or the Compensation Summary will control.

2.    POSITION AND LOCATION OF SERVICE

During the term of this Agreement, you shall serve as Vice President and General Manager Global Marketing, Sales and Development, and shall perform the duties services and responsibilities and have the authority commensurate to such position. You will be based in Pittsburgh, Pennsylvania, USA and will report to Walter W. Turner, President and Chief Executive Officer of Koppers. For purposes of this Agreement, your Host Country will be the USA and your Home Country will be Australia. During the term of the assignment, you must abide by all laws, rules and regulations of the Host Country.

3.    CONDITIONS OF EMPLOYMENT

This Agreement and the benefits set forth herein are contingent upon you and your family receiving a satisfactory health assessment and you receiving authorization to work and reside in the Host Country. If your authorization to live and/or work in the Host Country is revoked at any time during the term of your assignment in the Host Country, then Koppers, in its sole discretion, may consider all or any portion of this Agreement to be void, except that the provisions set forth in paragraph 13 hereof shall continue in effect, but only to the extent that you resign or your employment is terminated. The revocation of your authorization to live and/or work in the Host Country absent your resignation or termination shall not trigger the provisions of paragraph 13.

4.    ASSIGNMENT BASE SALARY AND INCENTIVE COMPENSATION

Effective February 1, 2004 you will be transferred to Koppers with a Home Country base salary of $188,000(A) per annum. Your salary will be paid in US Dollars (at a mutually agreeable exchange rate) during your assignment in the Host Country. Adjustments, if any, to your base salary will be determined on the same basis and will be effective at the same time as if you had remained in the Home Country. Your base salary may also be adjusted as a result of the executive salary study currently being performed by Koppers Vice President, Law and Human Resources.

For the duration of your assignment, you will be entitled to participate in the Incentive Plans of Koppers described in the Compensation Summary. Performance criteria will be based on the terms of such incentive plans for participants in such plans.

5.    ASSIGNMENT ALLOWANCES

All allowances associated with your assignment in the Host Country are described the International Assignment Policy and in the Compensation Summary.

Allowance entitlements are subject to periodic review by Koppers. You will be advised of any changes prior to the implementation of such changes. Any income tax liability with respect to such allowances shall be treated in the same manner as such liability is currently treated for you in the United Kingdom.

6.    ASSIGNMENT BENEFITS

All benefits associated with your assignment are described in this Agreement. Please note that (i) the International Assignment Policy authorizes, among other things, two (2) home leave visits per year which must be approved in advance by the President and

Chief Executive Officer of Koppers and (ii) Host Country housing must be approved in advance by the President and Chief Executive Officer of Koppers.

7.    INCOME TAX MANAGEMENT

At the expense of Koppers, an international consultant will assist you with the tax filing requirements in the Home Country and the Host Country and will assist you with annual tax preparation and filings. You should read carefully the section on income tax in the International Assignment Policy.

8.    ASSIGNMENT CONDITIONS

Many of the conditions contained in this Agreement are designed to assist you in establishing yourself in the Host Country and take into account certain cost factors that are involved in a transfer and resettlement. It is our goal to provide you with a compensation package comparable to what you would receive as an employee based in your Home Country. Our goal, among other things, is to prevent you from experiencing financial windfall or hardship due to the international assignment as compared to Home Country costs.

On repatriation to your Home Country, you will no longer be entitled to any allowances specifically relating to your overseas assignment.

9.    GENERAL CONDITIONS

You understand and agree that the differential payments and adjustments provided by Koppers to you pursuant to this Agreement are, at the election of Koppers, in substitution for the statutory benefits required under the laws of the Host Country to compensate employees who are not entitled to receive these contractual benefits.

10.    ASSIGNMENT DURATION

The period of your assignment will initially be for two (2) years. At the end of this period, Koppers will examine its options with respect to extending or renewing your assignment in the Host Country. This examination may include an assessment of Koppers operational requirements and corporate objectives. However, you understand and agree that Koppers, in its sole discretion, may re-assign you to your Home Country at any time and terminate the terms of this Agreement. Upon completion of your assignment, you will be re-assigned to a position within Koppers Australia Pty. Limited (“KAP”) or given the option of accepting a position outside of Australia.

11.    EMPLOYMENT STATUS AND BENEFITS

During your assignment, you will remain an employee of KAP. Your employment with KAP will continue on the same terms and conditions that would apply if you were in Australia, except to the extent this Agreement modifies such terms and conditions. Your period in the Host Country will be treated as a period of continuous employment with KAP for both statutory and contractual purposes and will count toward any service-related entitlements, including without limitation Superannuation.

12.    BANKING

At your request and for your convenience, your annual salary of $188,000 (A) will be paid in United States dollars. Any income tax liability with respect to your salary shall continue to be your obligation.

13.    TERMINATION

The continuation of the provisions set forth in this Agreement will be subject to your ongoing satisfactory performance of your job duties and to a satisfactory health clearance once per annum.

If you resign during the term of this assignment, you will not be entitled to any further benefits or remuneration. In the event of such resignation, Koppers will reimburse you and your Dependants for the cost of one-way economy airfare by the most direct route from the Host Country to your Home Country. Koppers will also reimburse you for the cost of shipping your household goods from the Host Country to your Home Country.

If your employment is terminated by Koppers during the period of your assignment in the Host Country, other than for cause, Koppers will give you at least twenty-four (24) months notice of termination or, in lieu of such notice, shall pay you an additional twenty-four (24) months base salary plus Koppers will arrange to provide you for such twenty-four month period with life, disability, accident and group health insurance benefits substantially similar to those which you were receiving immediately prior to your termination; provided, however, that such payment shall be in lieu of and in complete satisfaction of any further salary or severance payment that may be due and payable to you under the severance policies of KAP or Koppers and further provided that your receipt of such payment and benefits shall be conditioned upon you executing and delivering a release satisfactory to Koppers and its affiliates from any claims whatsoever that you may have on account of the termination of your employment. Nothing contained in this paragraph shall be construed as a waiver of any long service leave to which you may be entitled under the laws of the Home Country. In the event of such termination, Koppers will reimburse you and your Dependants for the cost of one-way business class airfare by the most direct route from the Host Country to your Home

Country. Koppers will also reimburse you for the cost of shipping your household goods from the Host Country to your Home Country.

14.    EMPLOYMENT AFTER ASSIGNMENT

Upon the termination of your assignment in the Host Country, Koppers shall either (i) return you and your Dependents to your Home Country and re-deploy you at KAP or (ii) deploy you at another company owned by Koppers, in each case at an equivalent or substantially equivalent position.

15.    ACCEPTANCE

This transfer offer shall be valid for twenty-one (21) days after the date of this letter.

16.    GOVERNING LAW

This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, United Sates of America (“USA”). Any disputes arising out of this Agreement shall be heard and determined in Pittsburgh, Pennsylvania, USA.

Please signify your understanding of, and agreement with, the terms of this Agreement by signing the enclosed copy of this Agreement in the space provided below and returning an executed copy to the undersigned.

We sincerely hope that you find your new international assignment to be a challenging and rewarding experience on both a personal and professional level.

Regards,

Steven R. Lacy

I hereby agree to the terms and conditions covering my assignment to Koppers Inc. as set forth above.

Mark R. McCormack

Date

EXHIBIT A

INTERNATIONAL ASSIGNMENT COMPENSATION SUMMARY

MARK R. McCORMACK

Base Salary	$188,000(A) per year – Base salary to stay at this level until next scheduled increase. Base salary will be raised per future salary programs.

Incentive	Beginning January 1, 2004, you will participate in and draw 100% of your incentive opportunity from the Corporate Senior Management Incentive Pool.

Assignment Premiums	Overseas premium equal to 35% of base salary.

Relocation Allowance	One (1) month base salary upon going to Host Country. One (1) month base salary upon return to Home Country, conditioned on staying in Host Country for full term of duty.

Schooling Expense	Since there are adequate non-fee charging schools in the Host Country and no language problems are posed, Koppers will not pay the full cost of tuition and related required expenses for school age Dependents. However, if you desire to send your Dependents to a religious school, Koppers will contribute up to $3,000 per year toward such tuition and related expenses.

Temporary Residence	Koppers will provide a 3 bedroom furnished home of approximately 200 square meters in the Pittsburgh suburbs of either Mt. Lebanon or Upper St. Clair. Such home shall be equipped with reasonably necessary appliances, which shall at all times remain the property of Koppers. Koppers will provide a utility allowance of $800(A) per month. Koppers will provide an advance to cover the cost of any security deposits required in connection with the rental of such home, provided that the deposit is repayable to Koppers by you when the lease expires. Except as set forth below under Expense Allowance, Koppers shall not provide any additional allowances or advances to rent/purchase furniture or other items in the Host Country, except that the Company will purchase electrical equipment in accordance with the International Assignment Policy.

Residence at Home	Koppers will pay to winterize primary residence in the Home Country. You may lease your primary residence in your Home Country. Koppers will pay for the storage of your personal property in your Home Country during your assignment.

Shipment of Personal Goods	Koppers will pay a reasonable amount toward shipping of your personal goods both going to the Host Country and returning from the Host Country to the Home Country.

Medical Insurance Rider	While in the Host Country, you and your eligible Dependents will be covered by Koppers health insurance for Pittsburgh-based employees.

Total & Permanent Disability Insurance	While in the Host Country, you will be covered under the Koppers Long Term Disability Policy.

Salary Continuance Insurance	Upon your relocation to the Host Country, your Salary Continuance Insurance (currently provided by Continental Carbon) will be discontinued. No replacement coverage will be provided because this benefit is no longer provided to employees of Koppers Australia in the Home Country.

Life Insurance	Koppers Australia will continue to provide you with a life insurance policy in the amount of $700,000(A) through ING (Leading Life Policy No. 973764-4) or another equivalent insurance company. You will not receive any other life insurance benefits in the Host or Home Countries.

Physical Exam	Required per International Assignment Policy.

Annual Leave	Four (4) weeks per calendar year. Koppers will provide, at its expense and at your option, either (i) one roundtrip business class ticket per year to Sydney, Australia for you and each of your Dependents via the most direct route or (ii) two coach class tickets per year to Sydney, Australia for you and each of your Dependents via the most direct route.

Automobile	Koppers will provide you, at your option, with either (i) one Honda Odyssey, Plymouth Voyager or Dodge Caravan mini-van or (ii) two smaller automobiles if the total cost of such smaller automobiles does not exceed the cost of such minivan. In addition, Koppers will reimburse you for fuel and maintenance expenses for one automobile.

Recreation	Koppers will not reimburse joining and annual fees for a sporting club in the Host Country, but may, upon your request and upon the approval of the President and Chief Executive Officer of Koppers, reimburse joining and annual fees for a Social Club, such as the Rivers Club.

Expense Allowance	Koppers will provide a one-time, lump sum Expense Allowance in the amount of $10,000(USD) upon your arrival in the Host Country.